Mail Stop 3561

November 7, 2006

Ms. Kathy Sheehan
President
Art Design, Inc.
3636 S. Jason
Englewood, CO 80113

Re:    **Art Design, Inc.**
       **Amendment No. 3 to Form SB-2 filed October 24, 2006**
       **File No. 333-136012**

Dear Ms. Sheehan:

We have reviewed your responses to the comments in our letter dated October 19, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

**Registration Statement on Form S-3**

Results of Operations, page 23

1. We reissue comment 5 of our letter dated October 19, 2006. Revise this section to compare your 2006 interim results to the 2005 period comparable to your 2006 interim financial statements.

Proposed Milestones, page 25

2. We reissue comment 7 of our letter dated October 19, 2006. Please remove the second sentence of the first paragraph of this section, as well as the first sentence of the second paragraph or revise to better explain the basis for these beliefs. Given your history of net losses and declining revenues as well as the fact that you state in this section that you expect to incur operating losses in future periods,

it is unclear how you plan to achieve profitability or a breakeven point within the next two months.

Financial Statements

3.  Please provide interim statements of operations and cash flows for the 2005 period comparable to the 2006 interim financial statements.  Refer to Item 310(b) of Regulation S-B.

4.  Please update your interim financial statements in accordance with Item 310(g) of Regulation S-B.

5.  Please update the consent from your independent public accountants.  In addition, request that your accountants remove the "incorporation by reference" language.

Signature Page

6.  We reissue comment 9 of our letter dated October 19, 2006.  Please revise each signature block for Kathy Sheehan to identify her as your chief executive officer.


\*       \*       \*       \*       \*


As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.


Sincerely,


Sara D. Kalin
Branch Chief-Legal


cc:     Via Facsimile (303) 409-7650
        David J. Wagner
        David Wagner & Associates